
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

November 14, 2008

VIA U.S. MAIL AND FAX (212) 930-9725

Ms. Chu Pi Yun
Chief Financial Officer
Omphalos, Corporation
Unit 2, 15 Fl., 83, Nankan Rd. Sec. 1,
Luchu Taoyuan County
Taiwan

> **Re:** **Omphalos, Corporation**
> **Form 10-KSB for the year ended December 31, 2007**
> **Filed April 11, 2008**
> **Form 10-Q for the quarter ended March 31, 2008**
> **Form 8-K/A filed April 9, 2008**
> **File No. 000-32341**

Dear Ms. Chu Pi Yun:

We have reviewed your response filed October 30, 2008 and filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K/A filed April 9, 2008

Financial Statements of Omphalos Corp. and Subsidiaries, page 1

1. Please refer to our prior comment 1 in our letter dated July 24, 2008. We see your proposed amendment to your Form 8-K/A includes the referenced audit report of Simon & Edward with regards to 2006 and 2005, but it is unclear why you no longer include the financial statements for 2007, as revised based on our other prior comments. Please ensure that your amended Form 8-K/A includes audited financial statements for 2007 and 2006 as well as the related audit reports.

Consolidated and Combined Statements of Shareholders' Equity, page 5

2. Please refer to our prior comment 4. It appears that you continue to present the stock split as a separate line item in the statement of shareholders' equity in the proposed amendment to your Form 10-Q for the period ended June 30, 2008, please revise or advise.

3. Further, we see from your proposed amendment to your Form 8-K/A that the amendment includes only audited financial statements for the years ended December 31, 2006 and 2005. Please tell us how you plan to reflect the changes to the December 31, 2007 financial statements that were originally included in the Form 8-K/A filed on April 9, 2008, i.e. the revision to remove the separate line item presented in your Statement of Stockholders Equity' for the period ended December 31, 2007 that reflected the stock split. Please advise. We suggest that your amended Form 8-K/A include the December 31, 2007 and 2006 financial statements, as revised based on our comments, with the inclusion of the report of other auditors, Simon & Edward, following the report of KCCW.

Consolidated and Combined Statements of Cash Flows, page 6

4. Please refer to our prior comment 6. Please tell us how you think the distribution to the shareholders should be treated and why. Discuss whether the distribution should be reflected as a dividend. Based upon your response, please ensure that the amount is appropriately reflected in the statements of cash flows. Further, please tell us where you have discussed this part of the transaction in the notes to the financial statements.

Form 10-Q for the Quarterly Period Ended March 31, 2008

Exhibit 31.1 and 31.2

5.   Please refer to our prior comment 8 and our comment 14 in our letter dated July 24, 2008. We note the following with regards to the certifications included as an exhibit to your proposed 10-Q/A amendments:

·   You replaced the phrase '; and' with a period at the end of paragraph 4(d).
·   You deleted the phrase 'of internal control over financial reporting' from paragraph 5.
·   You deleted the phrases 'and material weaknesses' and 'over financial reporting' and 'are reasonably likely to' and the word 'information' from paragraph 5(a).
·   You added the word 'could' and the phrase 'data and have identified for the registrant's auditors any material weaknesses in internal controls' in paragraph 5(a).
·   You added an 's' to the word 'control' in paragraphs 5(a) and 5(b).

Please revise future filings, including any amendment, to include certifications that are consistent with the language in Item 601(b)(31) of Regulation S-K.

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3604 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Accounting Branch Chief, at (202) 551-3554.

                                                Sincerely,

                                                Kate Tillan
                                                Assistant Chief Accountant